April 2, 1997


To the Limited Partners of ML Media Opportunity Partners, L.P.:

In connection with the planned liquidation of the remaining investments of ML Media Opportunity Partners, L.P. (the "Partnership"), Merrill Lynch, Pierce, Fenner & Smith Incorporated has re-examined the provisions of the Partnership Agreement and the prospectus relating to (1) the payment of management fees from Partnership assets after the first two years of operations, and (2) the payment of certain general and administrative expenses.

Our review has led us to conclude that there may be conflicting interpretations of those provisions, and as a result, we have decided to resolve any possible ambiguities in favor of the limited partners. Accordingly, we have made a voluntary payment of $23,671,989 to the Partnership for distribution to its limited partners. This payment is equal to the total amount of management fees paid by the Partnership from the end of the second year of operations (April 1990) to the present, as well as certain general and administrative expenses paid by the Partnership since inception, plus interest at 9%. Our decision to make this voluntary payment is consistent with Merrill Lynch's business reputation and the Merrill Lynch tradition of putting our clients' interests first.

Should you have any questions regarding this payment, we invite you to contact the Partnership's toll-free Investor Services
Hotline at 800-288-3694.


Sincerely yours,


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED